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EXHIBIT 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	21,497	20,958	21,443	20,878

Net income available to common shareholders	$11,044	$9,838	$27,979	$28,894

Net income per share—basic	$0.51	$0.47	$1.30	$1.38

NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	21,497	20,958	21,443	20,878
Net effect of dilutive stock options based on the treasury stock method using the average market price	224	277	180	370

Total	$21,721	$21,235	21,623	21,248

Net income available to common shareholders	$11,044	$9,838	$27,979	$28,894

Net income per share-diluted	$0.51	$0.46	$1.29	$1.36

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IHOP CORP. AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (In thousands, except per share data) (Unaudited)